上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

RECEIVED
2007 AUG 20 A 9:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: SIHL/ADR/07

16th August 2007

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

07026096

SUPPL

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose a copy of the announcement dated 15th August 2007 in respect of date of board meeting pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid announcements shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

Marina Wong
Company Secretary

PROCESSED
AUG 23 2007
THOMSON FINANCIAL

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

DATE OF BOARD MEETING

This announcement is made pursuant to Rule 13.43 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board') of Shanghai Industrial Holdings Limited (the "Company") hereby announces that a meeting of the Board will be held on Thursday, 30th August 2007 at 3:00 p.m. for the purposes of, among other matters, approving the announcement of interim results of the Company and its subsidiaries for the six months ended 30th June 2007 and considering the payment of an interim dividend.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 15th August 2007

As at the date of this announcement, the Board of the Company comprises eight Executive Directors, namely, Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun; and three Independent Non-Executive Directors, namely, Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis.

END